QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

IRON MOUNTAIN INCORPORATED
STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,										Nine Months Ended September 30,
	2002		2003		2004		2005		2006		2006		2007
Earnings:
Income from Continuing Operations before Provision for Income Taxes and Minority Interest	$114,519		$156,989		$166,735		$197,018		$224,218		$157,287		$173,155
Add: Fixed Charges	178,587		195,258		240,270		245,431		264,211		195,933		228,264

	$293,106		$352,247		$407,005		$442,449		$488,429		$353,220		$401,419

Fixed Charges:
Interest Expense, Net	$136,632		$150,468		$185,749		$183,584		$194,958		$144,294		$169,113
Interest Portion of Rent Expense	41,955		44,790		54,521		61,847		69,253		51,639		59,151

	$178,587		$195,258		$240,270		$245,431		$264,211		$195,933		$228,264

Ratio of Earnings to Fixed Charges	1.6	x	1.8	x	1.7	x	1.8	x	1.8	x	1.8	x	1.8	x

QuickLinks

  Exhibit 12